Exhibit 99.2

MINERA ANDES INC.

September 30, 2010

(Unaudited — stated in United States dollars)

INDEX

Notice to reader

Interim Consolidated Financial Statements

•                  Consolidated Statements of Operations and Other Comprehensive Income

•                  Consolidated Balance Sheets

•                  Consolidated Statements of Shareholders’ Equity

•                  Consolidated Statements of Cash Flows

•                  Notes to Consolidated Financial Statements

Notice to Reader — From Minera Andes Inc.

The interim consolidated financial statements of Minera Andes Inc. (‘the Company”) including the accompanying consolidated balance sheets as at September 30, 2010 and December 31, 2009 and the consolidated statements of income and deficit, the consolidated statements operations and other comprehensive income, changes in shareholders’ equity and cash flows for the three and nine month periods ended September 30, 2010 and 2009 are the responsibility of the Company’s management.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

(Unaudited — in U.S. Dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Income on Investment in Minera Santa Cruz (“MSC”)	$7,789,612	$5,882,693	$16,671,961	$8,447,347
Less amortization of deferred costs	(399,065)	(302,000)	(1,160,401)	(807,000)
Net income on Investment in MSC (Note 4)	7,390,547	5,580,693	15,511,560	7,640,347
Professional fees	466,184	545,243	1,216,817	1,994,449
General and administrative	1,047,408	405,460	2,574,202	2,735,051
Expenses before under-noted	1,513,592	950,703	3,791,019	4,729,500
Foreign exchange (gain) loss	(188,020)	(508,486)	(283,676)	106,823
Interest and other income	(4,735)	(6,661)	(15,731)	(17,409)
Interest expense and accretion of debt discount	—	—	—	1,143,336
Project loan interest expense (Note 4)	646,778	659,452	1,944,177	1,956,851
Project loan interest income (Note 4)	(646,778)	(659,452)	(1,944,177)	(1,956,851)
Write-off of mineral properties and deferred exploration costs (Note 3)	—	—	2,142	4,061
Total expenses	1,320,837	435,556	3,493,754	5,966,311
Net income and other comprehensive income	$6,069,710	$5,145,137	$12,017,806	$1,674,036
Basic income per common share (Note 5d)	$0.02	$0.02	$0.05	$0.01
Diluted income per common share (Note 5d)	$0.02	$0.02	$0.05	$0.01
Weighted average number of shares, basic	264,741,621	245,290,916	264,244,179	227,748,308

Weighted average numer of shares, diluted	265,486,206	245,822,316	264,959,930	228,230,654

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	As at
	September 30,	December 31,
	2010	2009
	(Unaudited)
ASSETS
Current:
Cash and cash equivalents	$10,311,194	$18,872,312
Receivables and prepaid expenses	409,278	251,508
Project loan interest receivable (Note 4)	2,115,509	7,599,982
Total current assets	12,835,981	26,723,802
Project loan interest receivable (Note 4)	7,022,876	—
Project loan receivable (Note 4)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 3)	30,572,859	19,255,127
Investment in Minera Santa Cruz (Note 4)	99,653,476	88,722,287
Equipment, net	193,113	19,418
Total assets	$182,128,305	$166,570,634
LIABILITIES
Current:
Accounts payable and accrued liabilities	$3,345,944	$2,748,875
Project loan interest payable (Note 4)	2,115,509	7,599,982
Total current liabilities	5,461,453	10,348,857
Project loan interest payable (Note 4)	7,022,876	—
Project loan payable (Note 4)	31,850,000	31,850,000
Total liabilities	44,334,329	42,198,857

SHAREHOLDERS’ EQUITY
Share capital (Note 5):
Common shares, no par value, unlimited number authorized
Issued September 30, 2010—264,741,621 shares	150,497,433	149,217,538
Issued December 31, 2009—262,908,851 shares
Contributed surplus	19,283,293	19,158,795
Accumulated deficit	(31,986,750)	(44,004,556)
Total shareholders’ equity	137,793,976	124,371,777
Total liabilities and shareholders’ equity	$182,128,305	$166,570,634

Commitments and contingencies (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited — in U.S. Dollars)

	Common Stock		Contributed	Accumulated
	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2008	190,158,851	$99,652,302	$18,020,608	$(48,118,008)	$69,554,902
Private placement	40,000,000	31,950,960	—	—	31,950,960
Share issue costs, private placement	—	(385,518)	—	(1,320)	(386,838)
Proceeds from short form prospectus financing	30,705,000	20,995,311	—	—	20,995,311
Short form prospectus finanacing share issue costs	—	(1,157,881)	(280,958)	—	(1,438,839)
Fair value of warrants granted for short form prospectus financing	—	(3,544,663)	3,544,663	—	—
Exercise of stock options	2,045,000	1,006,707	—	—	1,006,707
Fair value of stock options exercised	—	700,320	(700,320)	—	—
Stock-based compensation	—	—	197,572	—	197,572
Warrant valuation on expiry of options	—	—	(1,622,770)	—	(1,622,770)
Net income for the year	—	—	—	4,114,772	4,114,772
Balance, December 31, 2009	262,908,851	$149,217,538	$19,158,795	$(44,004,556)	$124,371,777
Exercise of stock options (Note 5a)	130,000	63,170	—	—	63,170
Fair value of stock options exercised	—	47,162	(47,162)	—	—
Stock-based compensation (Note 5b)	—	—	171,660	—	171,660
Exercise of warrants (Note 5a)	1,702,770	1,169,563	—	—	1,169,563
Net income for the period	—	—	—	12,017,806	12,017,806
Balance, September 30, 2010	264,741,621	$150,497,433	$19,283,293	$(31,986,750)	$137,793,976

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited — in U.S. Dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Cash provided by (used in):
Operating Activities:
Net income for the period	$6,069,710	$5,145,137	$12,017,806	$1,674,036
Adjustments to reconcile net income to net cash used in operating activities:
Net income from Investment in MSC (Note 4)	(7,390,548)	(5,580,693)	(15,511,560)	(7,640,347)
Project loan interest expense (Note 4)	646,778	659,452	1,944,177	1,956,851
Project loan interest income (Note 4)	(646,778)	(659,452)	(1,944,177)	(1,956,851)
Accretion of debt discount	—	—	—	1,044,733
Write-off of deferred exploration costs	—	—	2,142	4,061
Depreciation	4,458	1,064	12,680	4,042
Stock-based compensation (Note 5)	82,011	62,909	171,660	164,940
Change in:
Receivables and prepaid expenses	(227,495)	21,962	(157,135)	203,463
Accounts payable and accrued liabilities	738,304	(366,274)	596,980	174,460
Cash used in operating activities	(723,560)	(715,895)	(2,867,427)	(4,370,612)

Investing Activities:
Purchase of equipment	(7,988)	(1,372)	(186,921)	(1,372)
Mineral properties and deferred exploration (Note 3)	(1,495,959)	(279,187)	(11,319,874)	(1,748,604)
Changes in due to related party, MSC cash call (Note 4)	—	—	—	(11,270,000)
Investment in Minera Santa Cruz (Note 4)	4,580,371	—	4,580,371	575,750
Cash provided by (used in) investing activities	3,076,424	(280,559)	(6,926,424)	(12,444,226)

Financing Activities:
Shares, warrants, and subscriptions issued for cash, less issue costs	—	20,034,105	1,232,733	51,822,077
Project loan interest receivable (Note 4)	405,774	659,452	405,774	1,956,851
Project loan interest payable (Note 4)	(405,774)	(659,452)	(405,774)	(1,956,851)
Bank loan interest payable	—	—	—	(31,905)
Repayment of bank loan	—	—	—	(17,500,000)
Cash provided by financing activities	—	20,034,105	1,232,733	34,290,172
Increase (decrease) in cash and cash equivalents	2,352,864	19,037,651	(8,561,118)	17,475,334
Cash and cash equivalents, beginning of period	7,958,330	1,847,276	18,872,312	3,409,593
Cash and cash equivalents, end of period	$10,311,194	$20,884,927	$10,311,194	$20,884,927

 The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes”, “MAI” or the “Company”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine entered into production in 2008 and is operated by Hochschild.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration and development activities, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.              SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These unaudited interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008.  These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual financial statements and related notes thereto.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

2.              SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - continued

interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The adoption of this accounting policy will not have any impact on the Company’s consolidated financial statements.

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises. As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the company to make certain accounting policy choices and could materially impact the Company’s reported financial position and results of operations.

3.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

2010 COSTS BY PROPERTY — for the nine month period ended September 30, 2010

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of period	$15,094,092	$481,503	$3,669,532	$10,000	$19,255,127
Assays and analytical	289,679	—	—	—	289,679
Consulting fees	984,850	—	67,656	556	1,053,062
Drilling	5,038,181	—	—	—	5,038,181
Geology	1,350,961	—	288,012	—	1,638,973
Legal	43,003	—	—	—	43,003
Maintenance	381,838	—	4,285	—	386,123
Materials and supplies	349,307	—	22,626	—	371,933
Project overhead	310,788	—	28,766	—	339,554
Property and mineral rights	1,233,914	5,873	31,370	1,586	1,272,743
Travel	601,124	—	25,381	—	626,505
Wages and benefits	256,528	—	3,590	—	260,118
Write-off of deferred costs	—	—	—	(2,142)	(2,142)
Balance, end of period	$25,934,265	$487,376	$4,141,218	$10,000	$30,572,859

San Juan Projects, Argentina

The San Juan Project comprises four projects, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Average annual land holding costs are approximately $0.04 million.

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and it subsidiary, Solitario Argentina S.A. (together “TNR”). The claim pertains to a purported 25% back-in right by TNR to certain properties comprising the Company’s Los Azules copper project. The Company rejects the right of TNR to back-in to any portion of the Los Azules copper project. This lawsuit does not impact the Company’s financial statements for the period ended September 30, 2010.  At this time, the Company is not able to estimate the potential impact of this claim on future periods.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

3.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS — continued

Santa Cruz Projects, Argentina

The Company currently controls 16 (2009 — 3) cateos and 44 (2009 — 37) manifestations of discovery in the Santa Cruz province. The Company has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Average annual land holding costs are approximately $0.02 million.

4.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001, as amended, between the Company, MASA and Hochschild (the “OJVA”).  Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain matters regarding the affairs of MSC and the operation of the San José Mine.  In addition the OJVA grants the Company certain approval rights with respect to new project capital expenditures and exploration.

The development and the subsequent commencement of construction of the San José Mine under the OJVA was financed by the Company and Hochschild under successive loan agreements (“Shareholder Loan Agreements”).  The construction of the San José Mine as a 750 tonnes per day facility and the subsequent expansion to a 1,500 tonnes per day facility was financed by the Company and Hochschild under successive project finance letter and loan agreements (“Project Loan Letter Agreement” and “Project Finance Loan Agreement” respectively).

a)             Project Finance Loan Agreement

Definitive project finance loan documentation (the “Project Finance Loan Agreement”) was completed September 17, 2010 between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Prior to this date, project financing for the San José Mine was governed by an agreement dated June 29, 2007, as amended, (the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, the Hochschild Lender.

Pursuant to the Project Finance Loan Agreement, which reflects earlier documentation, the Hochschild Lender and the Company agreed to provide MSC with a permanent secured project loan (the “Project Loan”) in the aggregate amount of $65 million.  The Project Finance Loan Agreement was structured as loans to MSC by the Company and the Hochschild Lender in amounts proportionate to their shareholdings in MSC.

The Project Finance Loan Agreement affirms the concepts of the Project Loan Letter Agreement, which provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”) on the same terms as the preceding loan by the Hochschild Lender to the Company.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

4.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The amounts owed under the Project Finance Loan Agreement by the Company to the Hochschild Lender are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The amounts advanced under the Project Finance Loan Agreement bear a fixed interest rate of 7.00%.

As at September 30, 2010, and December 31, 2009, the entire Project Loan ($65 million), had been advanced and the Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts on our balance sheet. The project loan receivable/payable was advanced to MSC by the Hochschild Lender on the Company’s behalf. The project loan receivable/payable and related interest income/expense will be paid to the Hochschild Lender by MSC on the Company’s behalf.  The accrued interest outstanding as at September 30, 2010 and December 31, 2009 was, respectively, $9.1 million and $7.6 million.  During the third quarter of 2010 MSC repaid $0.4 million to the Hochschild Lender pursuant to this agreement.

b)            Shareholder Loan Agreement

Financing for the initial development of the San José Mine was provided pursuant to a loan agreement dated September 16, 2004, as amended, (the “Shareholder Loan Agreement”) and was structured as loans to MSC by the Company and Hochschild in amounts proportionate to their shareholdings in MSC.  The amounts advanced under the Shareholder Loan Agreements are subordinated to those advanced under the Project Finance Loan Agreements and form part of our investment in MSC.

The amounts advanced under the Shareholder Loan Agreement bear a fixed interest rate of 7.00%.

As at September 30, 2010, and December 31, 2009, the Shareholder Loan Agreement receivable was $24.2 million and the corresponding interest receivable was $9.4 million and $11.9 million respectively.  These amounts were recorded within the carrying value of the investment in MSC on the Company’s balance sheet with $3.2 million and nil due within 12 months, respectively.  During the third quarter of 2010 the Company received a payment of $4.6 million relating to accrued interest outstanding.

c)             Investment in MSC

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of MSC’s net income of $13.7 million and $27.4 million for the respective three and nine month periods ended September 30, 2010, and net income of $10.0 million and $11.4 million for the respective three and nine month periods ended September 30, 2009.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

4.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The movement in our investment in MSC is comprised of the following:

	As at
	September 30,	December 31,
	2010	2009

Investment in MSC, beginning of period January 1:	$88,722,287	$80,343,647
Income from equity investment	13,444,201	6,620,750
Amortization of pre 2008 capitalized interest income on loans to MSC	1,288,276	1,320,992
Interest expensed by MSC and included in equity method pickup, net of income taxes	1,939,484	2,645,555
Income on Investment in MSC	16,671,961	10,587,297
Less:
Amortization of deferred costs	(1,160,401)	(1,238,674)
Repayment of Loan Interest	(4,580,371)	—
Advances returned during the period	—	(575,750)
De-recognition of deferred costs	—	(394,233)
Investment in MSC, end of period	$99,653,476	$88,722,287

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$49,616,329	$46,107,465	$126,840,874	$108,193,284
Net income - MSC 100%	13,712,254	9,959,675	27,437,144	11,372,636
Minera Andes Inc. portion - 49%	6,719,004	4,880,241	13,444,201	5,572,592
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	443,041	298,229	1,288,276	859,229
Interest expensed by MSC and included in equity method pickup, net of income taxes	627,567	704,223	1,939,484	2,015,526

Income on investment in MSC	7,789,612	5,882,693	16,671,961	8,447,347
Less: amortization of deferred costs	(399,065)	(302,000)	(1,160,401)	(807,000)
Net income on investment in MSC	$7,390,547	$5,580,693	$15,511,560	$7,640,347

5.              SHARE CAPITAL

a.               Changes to Share Capital — Issued, Allotted, and/or Subscribed

i.                  During the nine months ended September 30, 2010, 1,702,770 warrants were exercised at an exercise price of C$0.70 for proceeds to the Company of C$1.2 million ($1.2 million).

ii.               During the nine months ended September 30, 2010, 130,000 stock options were exercised at an average exercise price of C$0.50 for proceeds to the Company of C$0.1 million ($0.1 million). 1,242,000 stock options were issued at an average exercise price of C$1.03.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

5.              SHARE CAPITAL — continued

b.               Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 (2009 — 18,940,243) shares. Under the Plan, no participant may be granted an option to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant, or 25% at each six (6) month interval following the date of grant.

At September 30, 2010, 5,307,243 (December 31, 2009 — 5,044,243) options were available for grant under the Plan.  In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation for the nine month period ended September 30, 2010, of $0.2 million (2009 - $0.1 million).

A summary of the status of the Plan as of September 30, 2010, and December 31, 2009, and changes during the periods ended is as follows:

	Nine months ended			Year ended
	September 30, 2010			December 31, 2009
	Options	Weighted Avg. Exercise Price (C$)		Options	Weighted Avg. Exercise Price (C$)

Outstanding at beginning of period	7,835,000	C$	1.27	10,985,000	C$	1.15
Granted	1,242,000	1.03		620,000	0.69
Exercised	(130,000)	0.50		(2,045,000)	0.55
Cancelled/Forfeited	(915,000)	1.36		(625,000)	1.31
Expired	(590,000)	1.49		(1,100,000)	1.11
Outstanding at end of period	7,442,000	C$	1.21	7,835,000	C$	1.27

Exercisable at end of period	5,773,334	C$	1.29	6,990,000	C$	1.33

	Nine months ended		Year ended
	September 30, 2010		December 31, 2009
Weighted average grant-date fair value of options granted during the period	C$	0.56	C$	0.42

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

5.              SHARE CAPITAL — continued

b.               Stock Options — continued

The weighted average remaining contractual life of outstanding options is 2.08 years at September 30, 2010 (December 31, 2009 — 2.15 years).

At September 30, 2010, options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price		Expiry Date
875,000	C$	0.60	December 28, 2010
3,450,000	C$	1.51	December 27, 2011
250,000	C$	1.73	September 4, 2012
150,000	C$	0.31	March 21, 2013
685,000	C$	1.36	May 23, 2013
300,000	C$	0.81	September 11, 2013
200,000	C$	0.73	March 1, 2014
200,000	C$	0.67	March 13, 2014
90,000	C$	0.66	September 30, 2014
1,142,000	C$	1.02	May 13, 2015
100,000	C$	1.13	May 13, 2015
7,442,000

c.              Warrants

A summary of the status of the outstanding warrants at September 30, 2010, and December 31, 2009, and changes during the periods ended on those dates is:

	Nine months ended			Year ended
	September 30, 2010			December 31, 2009
	Warrants	Weighted Avg. Exercise Price (C$)		Warrants	Weighted Avg. Exercise Price (C$)

Outstanding and exercisable at beginning of period	17,055,273	C$	1.20	21,039,665	C$	1.91
Issued	—	—		15,352,500	1.25
Expired	(3)	—		(19,336,892)	2.10
Exercised	(1,702,770)	0.70		—	—
Outstanding and exercisable at end of period	15,352,500	C$	1.25	17,055,273	C$	1.20

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

5.              SHARE CAPITAL — continued

c.               Warrants — continued

At September 30, 2010, there were full warrants held for the purchase of the Company’s common shares as follows:

Number of Warrants	Exercise Price		Expiry Date

15,352,500	C$	1.25	August 19, 2014

d.               Basic and Diluted Income per Common Share

Basic income per share is calculated by dividing net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the period.

For the three month period ended September 30, 2010, potentially dilutive common shares relating to options and warrants outstanding totaling 744,585 and nil, respectively, were included in the computation of earnings per share. 19,737,500 options and warrants were not included in the computation because their effect was anti-dilutive. For the nine month period ended September 30, 2010, potentially dilutive common shares relating to options and warrants outstanding totaling 551,917 and 163,834, respectively, were included in the computation of earnings per share. 19,989,643 options and warrants were not included in the computation because their effect was anti-dilutive.

For the three month period ended September 30, 2009, potentially dilutive common shares relating to options and warrants outstanding totaling 531,400 and nil, respectively, were included in the computation of earnings per share. 22,014,746 options and warrants were not included in the computation because their effect was anti-dilutive. For the nine month period ended September 30, 2009, potentially dilutive common shares relating to options and warrants outstanding totaling 482,346 and nil, respectively, were included in the computation of earnings per share. 22,348,641 options and warrants were not included in the computation because their effect was anti-dilutive.

	Three months ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Net income available to shareholders	$6,069,710	$5,145,137	$12,017,806	$1,674,036

Weighted average shares outstanding
Basic	264,741,621	245,290,916	264,244,179	227,748,308
Effect of dilutive stock options	744,585	531,400	551,917	482,346
Effect of dilutive warrants	—	—	163,834	—
Diluted	265,486,206	245,822,316	264,959,930	228,230,654
Stock options excluded from dilution	4,385,000	6,662,246	4,637,143	6,996,141
Warrants excluded from dilution	15,352,500	15,352,500	15,352,500	15,352,500

Net income per share
Basic	$0.02	$0.02	$0.05	$0.01
Diluted	$0.02	$0.02	$0.05	$0.01

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

6.              COMMITMENTS AND CONTINGENCIES

As of September 30, 2010, MSC signed agreements with third party providers relating to the operation of the San José Mine.  Our 49% portion of these commitments is approximately $8.5 million.

7.              RELATED PARTY TRANSACTIONS

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the three and nine month periods ended September 30, 2010 the Company paid $37,301 and $117,702, respectively, to 208 while the Company paid $nil in both of the comparative periods of 2009.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as two other junior mining companies, Mr. McEwen must travel extensively and frequently on short notice.

Mr. McEwen is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate.

Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.  During the three and nine month periods ended September 30, 2010, the Company incurred costs of $7,008 and $11,411, respectively, related to business use of the aircraft.

MSC is also a related party of the Company.  The Company owns 49% of MSC. See note 4.

8.              FINANCIAL INSTRUMENTS

During the period ended September 30, 2010, and the year ended December 31, 2009, the Company used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories: held-for-trading,

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

8.              FINANCIAL INSTRUMENTS - continued

held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

The Company has classified its cash and cash equivalents as held-for-trading.  Receivables and Project Loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at September 30, 2010, and December 31, 2009, is summarized as follows:

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$10,311,194	$10,311,194	$18,872,312	$18,872,312
Loans and receivables	$41,026,970	$41,026,970	$39,500,262	$39,500,262
Other liabilities	$44,199,329	$44,199,329	$42,063,857	$42,063,857

The fair value of the cash and cash equivalents, receivables, accounts payable and accruals, and related party payable approximate their carrying values due to their short term nature.  The fair values of the Project Loan and the corresponding interest receivable and the Project Loan and the corresponding interest payable approximate their carrying values as there is no net exposure to the Company due to their equal and offsetting terms of arrangement.

RISK MANAGEMENT

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at September 30, 2010, was equal to $4.3 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.04 million, on a per annum basis.  As at September 30, 2010, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at September 30, 2010, the Company had an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable bears fixed interest at a rate of 7.0% as of the definitive agreement date of the loan.  As the terms on the Project Loan Receivable are the same as the terms of the Project Loan Payable there is no interest rate risk.

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

8.              FINANCIAL INSTRUMENTS - continued

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Company has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk and fair value hierarchy

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At September 30, 2010, the Company’s accounts payables and accrued liabilities were approximately $3.3 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at September 30, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$10,311,194	$—	$—	$10,311,194
Loans and receivables	$41,026,970	$—	$—	$41,026,970
Other liabilities	$44,199,329	$—	$—	$44,199,329

MINERA ANDES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited — in U.S. Dollars)

8.              FINANCIAL INSTRUMENTS - continued

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

9.              COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.